3/29

04010966

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maximum Ventures Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3923 FISCAL YEAR 9-30-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/31/04

82-3923

04 MAR 30 7:21

ARIS
9-30-03

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

* *Incorporated Professional*
** *Associate*

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604) 683-0343
FAX: (604) 683-4499

AUDITOR'S REPORT

To the Shareholders,
Maximum Ventures Inc.

I have audited the balance sheets of **MAXIMUM VENTURES INC.** as at **September 30, 2003 and 2002** and the statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2003 and 2002** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, I report that in my opinion, these principles have been applied on a consistent basis.

"J.A. Minni & Associates Inc."
CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC
February 5, 2004

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 182,330	$ 3,304
GST receivable	14,866	7,399
Accounts receivable	6,183	-
Advances and prepaid expenses	98,188	32,143
	301,567	42,846
CAPITAL ASSETS (Note 3)	2,860	-
MINERAL PROPERTIES (Note 4)	439,677	-
	$ 744,104	$ 42,846

LIABILITIES

	2003	2002
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 239,099	$ 70,506
Interests accrued	10,690	3,134
Loans payable	250,037	34,990
Due to related parties	36,576	9,502
	536,402	118,132

SHAREHOLDERS' EQUITY (DEFICIENCY)

	2003	2002
SHARE CAPITAL (Note 5)	3,590,611	3,302,611
SHARE SUBSCRIPTIONS	180,000	-
DEFICIT	(3,562,909)	(3,377,897)
	207,702	(75,286)
	$ 744,104	$ 42,846

APPROVED BY THE DIRECTORS:

"Hugh Burnett"

"Leeta Drinovz"

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
EXPENSES		
Amortization	$ 178	$ -
Bank charges and interest (Note 6)	15,371	16,473
Consulting fees	14,700	32,800
Management fees (Note 6)	30,000	30,000
Office and miscellaneous	5,700	7,823
Professional fees	62,877	67,558
Property evaluation	-	10,000
Rent	37,500	31,500
Transfer agent and filing fees	11,956	9,999
Travel and promotion	6,730	1,661
NET LOSS FOR THE YEAR	(185,012)	(207,814)
DEFICIT, BEGINNING OF YEAR	(3,377,897)	(3,170,083)
DEFICIT, END OF YEAR	$ (3,562,909)	$ (3,377,897)
BASIC AND DILUTED LOSS PER SHARE	$ (0.02)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF SHARES	12,216,609	6,382,089

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net loss for the year	$ (185,012)	$ (207,814)
Items not involving cash:		
Amortization	178	-
Changes in non-cash working capital items:		
Accounts receivable	(13,650)	(3,298)
Due to related parties	27,074	(25,713)
Advances and prepaid expenses	(66,045)	(31,768)
Interests accrued	7,556	3,134
Accounts payable and accrued liabilities	168,592	(59,033)
	(61,307)	(324,492)
INVESTING ACTIVITIES		
Capital assets acquisition	(3,037)	-
Acquisition of mineral properties	(432,177)	-
Deferred exploration costs	(7,500)	-
	(442,714)	-
FINANCING ACTIVITIES		
Common shares issued for cash	300,000	290,000
Share issue costs	(12,000)	-
Share subscriptions received	180,000	-
Loans payable	215,047	34,990
	683,047	324,990
INCREASE IN CASH	179,026	498
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,304	2,806
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 182,330	$ 3,304
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At September 30, 2003, the Company had a working capital deficiency of $234,835 (2002 - $75,286). Its ability to continue as a going concern is dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

computer equipment	-	30%

b) Mineral Properties and Deferred Exploration Expenditures

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

c) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

d) Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

e) Fair Market Value of Financial Instruments

The carrying value of cash, advances receivable, prepaid expenses, accounts receivable and accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

f) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognised for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis for assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

g) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

3. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Unamort Cost	Unamort Cost
Computer	$ 3,037	$ 177	$ 2,860	$ -

4. MINERAL PROPERTIES

	2003	2002
Property costs		
Stump Lake Property	$ 175,000	$ -
Mongolia Property	257,177	-
	432,177	-
Deferred exploration costs		
Stump Lake Property	7,500	-
	$ 439,677	$ -

4. MINERAL PROPERTIES - continued

a) Stump Lake Property

By an option agreement with Braniff Gold Corp. dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:
Exploration expenditures:

On or before November 30, 2003	$ 200,000
On or before November 30, 2006.	300,000
	$ 500,000

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000
On or before November 1, 2002 (accrued)	25,000
On or before November 30, 2003	75,000
On or before November 30, 2004	25,000
On or before November 30, 2005	25,000
On or before November 30, 2006	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The agreement is subject to a 3% net smelter return royalty.

See Note 7.

b) Mongolia Properties – see Note 7

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, September 30, 2001	5,560,171	$ 3,012,611
Issued pursuant to private placements	4,000,000	290,000
Balance, September 30, 2002	9,560,171	3,302,611
Issued pursuant to private placements	3,000,000	300,000
Share issuance costs		(12,000)
Balance, September 30, 2003	12,560,171	$ 3,590,611

5. SHARE CAPITAL - continued

c) Shares Held in Escrow

As at September 30, 2003, 107,142 common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

d) Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	-	$ -	546,016	$ 0.145
Granted	1,256,000	0.15	-	-
Expired/cancelled	-	-	(546,016)	-
Options outstanding and exercisable at end of year	1,256,000	$ 0.15	-	$ 0.145

At September 30, 2003 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of warrants	Exercise Price	Expiry Date
256,000	$ 0.15	December 30, 2004
1,000,000	0.15	December 30, 2007

See Note 7.

e) Share Purchase Warrants

As at September 30, 2003, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
2,000,000	$0.10	July 17, 2004
3,000,000	$0.10	December 28, 2004

Those warrants entitle the holders to acquire one common share for each warrant held.

6. RELATED PARTY TRANSATIONS

During the year the Company accrued management fees of $30,000 (2002 - $30,000) and interest charges of $3,392 (2002 - $7,186) to a private company controlled by a director.

7. SUBSEQUENT EVENTS

a) The Company entered into two option agreements on November 1, 2003 to acquire up to a 75% interest in two portfolios of gold and copper properties in Mongolia.

These properties consist of seven exploration licenses. As consideration, the Company has agreed to make cash payments, to issue shares, and to fund exploration expenditure as follows:

To earn the first 60% interest:	Edren Properties	Ulaan Properties
Within seven days of TSX Venture Exchange ("TSX") acceptance for filing of the agreements, to pay	US$ 100,000	US$ 100,000
and issue	500,000 common shares	1,000,000 common shares
Within eighteen months from date of agreements to issue additional	750,000 common shares	1,000,000 common shares
To fund exploration staged over four years from date of agreements	US$ 1,750,000	US$ 2,250,000
and to further pay cash of	US$ 300,000	US$ 480,000

To earn a further 15% interest for a total of 75%, the Company has to fund the completion of a positive bondable feasibility study for each of the two properties. The properties are subject to a 1.75% NSR royalty and a 25% carried interest to production in favour of the optionor.

b) On November 5, 2003 2,000,000 shares were issued at $0.10 per share, out of which 200,000 shares were returned to treasury for cancellation on the same date. The proceed of $180,000 had already been received by September 30, 2003.

c) Subsequent to September 30, 2003, 1,150,000 stock options were exercised to net the Company $172,500.

d) On November 6, 2003 200,000 common shares were issued at a deemed price of $0.10 per share to Braniff Gold Corp. pursuant to the acquisition of Stump Lake property. In addition, $100,000 was paid to Braniff Gold Corp.

7. SUBSEQUENT EVENTS - continued

e) On January 14, 2004 the Company announced the completion of its private placement of 3,231,372 flow-through units at $0.1275 per unit. Each unit consists of one flow-through common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.25 per share. A finder's fee of $25,000 was paid in connection with this private placement.

f) The Company announced that it has agreed to a private placement of 1,000,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.75 per share. A finder's fee will be payable in units and in cash with respect to the private placement. The private placement is subject to acceptance by the TSX Venture Exchange.

g) The Company granted Incentive Stock Options on 1,465,000 shares of the Company's capital stock, exercisable for up to two years at a price of $0.65 per share. The options granted may not be exercised until regulatory approval has been obtained and will be subject to an applicable regulatory hold periods.

8. COMPARATIVE FIGURES

Certain comparative figures had been reclassified to conform with current year presentation.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

______	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC.	September 30, 2003	04/02/17

ISSUER'S ADDRESS

501-905 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hugh Burnett"	Hugh Burnett	04/02/17

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	04/02/17

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.
ANNUAL REPORT
September 30, 2003

Schedule A: Financial Statements

- See financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses and deferred costs:***

   Resource property costs

   - See audited financial statements attached

   General and administrative expenses

   - See audited financial statements attached

2. ***Related party transactions:***

   - See Note 6 to the financial statements attached

3. ***Summary of securities issued and options granted during the period ended September 30, 2003:***

   a) The following common shares were issued during the period:

Date	Type	Number	Price	Proceeds	Consideration	Commission
Dec 27/02	Private Placement	3,000,000	$0.10	$ 300,000	Cash	$12,000

   b) Options granted during the period:

   1,256,000 stock options to directors and employees, entitling the holders to purchase 256,000 shares at $0.15 per share to December 30, 2004 and 1,000,000 shares at $0.15 per share to December 30, 2007.

4. ***Summary of securities as at September 30, 2003:***

   a) Authorized share capital - 100,000,000 common shares without par value.

   b) Shares issued and outstanding – 12,560,171 shares for a total of $3,590,611.

   c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	256,000	$0.15	December 30, 2004
Options	1,000,000	$0.15	December 30, 2007
Warrants	2,000,000	$0.10	July 17, 2004
Warrants	3,000,000	$0.10	December 27, 2004

As at September 30, 2003, 107,142 common shares were held in escrow by the Company's transfer agent.

MAXIMUM VENTURES INC.

ANNUAL REPORT

September 30, 2003

Schedule B: Supplementary Information - Page 2

5. List of directors and officers as of February 17, 2004:

D. Brooks	Director/President
L. Drinovz	Director
H. Burnett	Director
G. Wegner	Corporate Secretary

Schedule C: Management Discussion

- See Attached.

MAXIMUM VENTURES INC.

ANNUAL REPORT

September 30, 2003

MANAGEMENT DISCUSSION

Maximum Ventures Inc. (the "Issuer") is a mining exploration company. The Issuer's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Issuer's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Issuer has operations in Mongolia where it is searching for preliminary Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

RESOURCE PROPERTIES

In connection with a major exploration initiative announced on August 15, 2002 the Issuer announced on November 6, 2003 the proposed acquisition of interests in two highly prospective property areas in Mongolia.

Edren Properties, Mongolia

In November 2003, the Issuer entered into an option agreement for the acquisition of up to a 75% interest in the Edren Gold/Copper Properties, Mongolia. The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City and together cover over 13,000 hectares.

For a 60% interest, the Issuer has agreed to pay $100,000 USD and issue 500,000 common shares within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 750,000 common shares on or before May 1, 2005, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $300,000 USD and issue 1.5 million common shares of the Issuer on or before the end of the fourth year. Upon the Issuer having earned a 60% interest in and to the Edren Properties, the Issuer and a private company will form a single purpose joint venture to further explore and develop the Edren Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

Ulaan Properties, Mongolia

In November 2003, the Issuer also entered into an option agreement for the acquisition of up to a 75% interest in the Ulaan Gold Properties, Mongolia. The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometres in a region considered to have very favourable geology. The properties are only a few kilometres west of the major regional centre of Altai City.

For a 60% interest, the Issuer has agreed to pay $100,000 USD and issue 1,000,000 common shares within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 1,000,000 common shares on or before May 1, 2005, make property maintenance payments of $45,000 USD per year, expend $2.25 million USD on exploration staged over 4 years, and pay $480,000 USD and issue 2.0 million common shares of the Issuer on or before the end of the fourth year. Upon the Issuer having earned a 60% interest in and to the Ulaan Properties, the Issuer and a private company will form a single purpose joint venture to further explore and develop the Ulaan Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

As at September 30, 2003 the Issuer had expended $257,177 for Mongolian property investigations.

Stump Lake Property, Canada

In May 2002, the Issuer entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company. Consideration for the acquisition of a 100% interest includes $350,000 in cash payments ($175,000 paid), $500,000 in exploration work (as at September 30, 2003, $97,023 was advanced for exploration and $7,500 incurred for geological consulting) and 200,000 common shares (issued subsequent to September 30, 2003). The Issuer will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash.

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President.

RESULTS OF OPERATIONS

The Issuer incurred a net loss of $185,012 ($0.02 per share) during the year ended September 30, 2003, as compared to a loss of $207,814 ($0.03 per share) for the comparable 2002 period. The decrease in net loss was primarily due to decrease in consulting fees.

INVESTOR RELATIONS ACTIVITY

The Issuer is not presently party to an investor relations contract.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the year ended September 30, 2003 the Issuer closed a $300,000 private placement of its securities consisting of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share.

Subsequent to September 30, 2003 the Issuer:

i) issued 1,800,000 shares pursuant to the exercise of share purchase warrants at $0.10 per share for a total proceeds of $180,000;

ii) agreed to a private placement of its securities to raise $1,400,000 consisting of the sale of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. The Issuer completed a portion of this private placement for 3,231,372 units including flow-through units at $0.1275 per unit for total proceeds of $412,000, which was closed prior to December 31, 2003. A cash finder's fee of $25,000 was paid in connection with the portion of the private placement that closed. The balance of the private placement is subject to TSX Venture Exchange acceptance for filing and the acceptance for filing of the Mongolia property acquisitions.

iii) agreed to an additional private placement of 1,000,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.75 per share. A finder's fee will be payable in units and in cash with respect to this private placement. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

OUTLOOK

Maximum's Mongolian initiative is already producing results as interests in two highly prospective Mongolian property areas are under contract with Phase I exploration expected to commence in April 2004, the start of the exploration season in Mongolia.

Maximum's exploration is led by Dr. Gerald Harper, P. Geo., of Gamah International of Toronto. Dr. Harper, formerly a consultant to Cascadia Mining Inc., has been retained as Maximum's main adviser. Dr. Harper was instrumental in the recognition of the 2.0 million ounces Gatsuurt gold deposit, recently acquired from Cascadia by Cameco Gold Inc. of Toronto, and acts as the Independent Qualified Person on the Mongolian projects. These highly prospective properties were assembled by Mr. Kenneth de Graaf, P.Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a very successful private exploration pioneer in Mongolia with over ten years of experience in Mongolia.

In addition, Maximum continues its exploration of the Stump Lake property which has four defined zones with epithermal silver and gold mineralization, all hosted by shear zones. The best gold values on this property to date are 10.1 g/t Gold over 1.5m (grab sample) and 290.2 g/t silver over 0.8m in drill core. Maximum has secured flow-through funding for this year's exploration program.

Maximum's acquisition and exploration activities are expected to dramatically increase over the next fiscal year reflecting renewed interest in commodities and mining throughout the world. Maximum has aligned itself with an experienced and knowledgeable exploration team in Mongolia with a record of proven success in that country's mining industry. The increasing importance of Mongolia's exploration potential has focused investor and corporate attention. Management is working to position the Issuer to benefit from strong demand in the mining sector, in particular opportunities arising from the emerging economies and demand associated with the growth and potential of China.

82 - 3923

04 MAR 29 AM 7:21

MAXIMUM VENTURES INC.

#501, 905 West Pender Street
Vancouver, B.C., Canada V6C 1L6

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Maximum Ventures Inc. (hereinafter called the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 on March 31, 2004 at the hour of 11:00 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended September 30, 2003 and the report of the auditor thereon;

2. To re-appoint J.A. Minni & Associates Inc., Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To determine the number of Directors at four;

5. To elect Directors for the ensuing year;

6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

7. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at Suite 501, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 26th day of February, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

82-3923

04 MAR 29 AM 7:21

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, B.C. Canada, V6C 1L6
Telephone: (604) 669-5819

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 26, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 31, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Maximum Ventures Inc. (the "Company") for use at the Annual and Special General Meeting of Members to be held on March 31, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on October 3, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501- 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. February 23, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 18,941,543 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Gerald Lorne Gri	2,170,000	11.5%

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three. Management is proposing to increase the size of the Board to four Directors. If this resolution is passed four Directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he or she becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Douglas B. Brooks North Vancouver, BC Canada President, CEO, CFO and Director	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Gold Corp. since 1998	June 17, 1999 to date	1,154,545
Hugh Burnett West Vancouver, BC Canada Director	Retired Banker	April 5, 2000 to date	909,091
Leeta Drinovz Vancouver, BC Canada Director	Professional Administrator	September 28, 2000 to date	25,000
Neal Clarance Vancouver, BC Canada Nominee	Partner, Ellis Foster, Chartered Accountants, a Charter Member and Director of the Motion Picture Production Industry Association of British Columbia	Nominee	Nil

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Hugh Burnett and Leeta Drinovz are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks became the President and Chief Executive Officer of the Company on April 5, 2000. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended September 30, 2003, 2002 and 2001. No other officer's annual compensation during such periods exceeded $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President, CEO and CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	425,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted[1] (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Douglas B. Brooks President, CEO and CFO	425,000	33.8%	$0.15	$0.11	December 30, 2007

Note 1 Subsequent to the financial year-end, effective December 3, 2003, the Company granted incentive stock options to the Named Executive Officer to purchase up to 745,000 common shares at a price of $0.65 per share exercisable on or before December 3, 2005. The market price at the time of the grant was $0.50 per share. The grant to the Named Executive Officer constitutes 50.8% of the options granted to all employees in the year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer as at the Company's most recently completed financial year end.

AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable[1] (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	Nil	N/A	425,000 Exercisable	Nil

Note 1 On November 1, 2003, the options to acquire 425,000 shares of the Company were exercised by the Named Executive Officer at the exercise price of $0.15 per share. The market price at the time of the exercise was $0.17. The Named Executive Officer realized an aggregate value of $8,500.00 on the exercise of the options.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended September 30, 2003 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to the Non-Executive Directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted[1] (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	150,000	11.9%	$0.15	$0.11	December 30, 2004
	425,000	33.8%	$0.15	$0.11	December 30, 2007

Note 1 Subsequent to the financial year-end, effective December 3, 2003, the Company granted incentive stock options to non-executive Directors to purchase 30,000 common shares exercisable until December 3, 2005 at a price of $0.65 per share. The market price at the time of the grant was $0.50 per share. The grants to the non-executive Directors constitute 2.0% of the options granted to all employees in the year.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors as at the Company's most recently completed financial year end.

AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable[1] (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	575,000 Exercisable	Nil

Note 1 On November 1, 2003, the options to acquire 575,000 shares of the Company were exercised by non-executive Directors at the exercise price of $0.15 per share. The market price at the time of the exercise was $0.17. The non-executive Directors realized an aggregate value of $11,500.00 on the exercise of the options.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk"), a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company, whereby Selkirk is engaged to perform management services at a fee of $2,500 per month.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2003.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of J.A. Minni & Associates Inc., Certified General Accountant, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. J.A. Minni & Associates Inc. were first appointed auditors on March 6, 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

MATERIAL TRANSACTIONS SINCE OCTOBER 1, 2002

Private Placement

Pursuant to private placement agreement dated May 13, 2002, 603494 B.C. Ltd., a British Columbia company wholly owned by Gerald Gri, an insider of the Company purchased 1,200,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company at a price of $0.10 per share. The private placement was completed in accordance with the policies of, and was approved by the TSX Venture Exchange during the most recently completed financial year. The shares issued to 603494 B.C. Ltd were restricted from trading until December 28, 2003.

Other Related Party Transactions

During the fiscal year ended September 30, 2003, the Company entered into certain transactions with Directors or former Directors of the company or companies controlled by Directors or former Directors of the Company as follows:

1. The Company incurred management fees of $30,000 and interest charges of $3,392 with Selkirk Angler's Guide Service Ltd., a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company.

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the members of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders and employees of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The Directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, Canada, this 26th day of February, 2004.

MAXIMUM VENTURES INC.

"Douglas B. Brooks"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

82-5723

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF MAXIMUM VENTURES INC. (the "Company")

TO BE HELD AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON WEDNESDAY, MARCH 31, 2004 AT 11:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Douglas B. Brooks, or failing him, Hugh Burnett, both Directors of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

PRINT NAME: ______________________

DATE SIGNED: ______________________

NUMBER OF SHARES: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

04 MAR 29 AM 7:21

	For	Against	Withhold
1. The re-appointment of J.A. Minni & Associates Inc., Certified General Accountant, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2. The ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf *since the last* Annual General Meeting.			N/A
3. To determine the number of directors at four.			
4. (a) To elect as Director, DOUGLAS B. BROOKS		N/A	
(b) To elect as Director, HUGH BURNETT		N/A	
(c) To elect as Director, LEETA DRINOVZ		N/A	
(d) To elect as Director, NEAL CLARANCE		N/A	
5. To approve the proposed stock option plan for implementation by the Company.		N/A	

THIS PROXY IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the registered office of *the Company* no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of the registered office of the Company is 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and its fax number is (604) 669-5886

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

82-3923

ANNUAL RETURN CARD

SUPPLEMENTAL MAILING LIST
(National Instrument 54-101)

TO: **Maximum Ventures Inc.**
(the "Company")
501-905 West Pender Street
Vancouver, BC, Canada V6C 1L6
(CUSIP : 577925209)

In accordance with National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" ("NI 54-101"), and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter, while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to NI 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your e-mail address in the space provided below.

I, the undersigned, certify that I am the owner of shares (other than debt instruments) of the Company and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Dated: ____________________ 2004

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

If an e-mail address is provided and "mail" is not marked as Preferred Method of Communication, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the quarterly reports, if delivery by electronic means is allowed by applicable regulatory rules and policies.